UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40487

Hut 8 Mining Corp.

(Exact name of registrant as specified in its charter)

24 Duncan Street, Suite 500

Toronto, Ontario, Canada M5V 2B8

(647) 256-1992

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*Effective November 30, 2023, the Registrant and Hut 8 Corp. completed a court-approved plan of arrangement under the Business Corporations Act (British Columbia), pursuant to which the Registrant, and its wholly-owned subsidiary, Hut 8 Holdings Inc., a corporation existing under the laws of British Columbia, were amalgamated to continue as one British Columbia corporation (“Hut Amalco”), and Hut Amalco became a wholly-owned subsidiary of Hut 8 Corp.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hut 8 Mining Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Hut 8 Mining Corp.

Date: December 11, 2023	By:	/s/ Jaime Leverton
Name: Jaime Leverton
Title: Chief Executive Officer